

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

   Re: Chegg, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2020
    Filed February 22, 2021
    File No. 001-36180

Dear Mr. Brown:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services